5 RABBIT PILSEN, LLC

Reviewed Financial Statements For The Period of May 8, 2019 (Inception) to December 31, 2018



Independent Accountant's Review Report

To Management
5 Rabbit Pilsen, LLC
Bedford Park, Illinois

We have reviewed the accompanying balance sheet of 5 Rabbit Pilsen, LLC as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 11, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

5 RABBIT PILSEN, LLC
BALANCE SHEET
DECEMBER 31, 2018
_____

ASSETS

NON-CURRENT ASSETS

Due From Member	300,000
Security Deposit	31,283
Leasehold Improvements	39,924
TOTAL NON-CURRENT ASSETS	371,207
TOTAL ASSETS	371,207

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	23,275
TOTAL CURRENT LIABILITIES	23,275

NON-CURRENT LIABILITIES

Note Payable	300,000
Due to Member	55,676
Accrued Interest	22,500
TOTAL LIABILITIES	401,451

MEMBERS' EQUITY

Retained Earnings (Deficit)	(30,244)
TOTAL MEMBERS' EQUITY	(30,244)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 371,207

5 RABBIT PILSEN, LLC
INCOME STATEMENT
REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF MAY 8, 2018 (INCEPTION) TO DECEMBER 31, 2018

Operating Expense	
Professional Fees	7,744
	7,744
Net Income from Operations	(7,744)
Other Income (Expense)	
Interest Expense	(22,500)
Net Income	$ (30,244)

5 RABBIT PILSEN, LLC
STATEMENT OF CASH FLOWS
REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF MAY 8, 2018 (INCEPTION) TO DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (30,244)
Change in Accounts Payable	23,275
Net Cash Flows From Operating Activities	(6,969)
Cash Flows From Investing Activities	
Change in Security Deposits	(31,283)
Change in Leasehold Improvements	(39,924)
Net Cash Flows From Investing Activities	(71,207)
Cash Flows From Financing Activities	
Change in Note Payable	300,000
Change in Due to Member	55,676
Change in Accrued Interest	22,500
Change in Due from Member	(300,000)
Net Cash Flows From Investing Activities	78,176
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ -

5 RABBIT PILSEN, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF MAY 8, 2018 (INCEPTION) TO DECEMBER 31, 2018
_____

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance at Inception	$ -	$ -	$ -
Net Income			(30,244)
Balance at December 31, 2017	$ -	$ -	(30,244)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

5 Rabbit Pilsen, LLC ("the Company") is a limited-liability corporation organized under the laws of the State of Illinois. The Company operates a Latin American themed microbrewery and taproom based in Chicago, Illinois.

The Company is 100% owned by 5 Rabbit Cerveceria, Inc.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Due from Member

Due from Member represents proceeds from a Note Payable issued by the Company. The cash was remitted to 5 Rabbit Cerveceria, Inc. and is due to the Company. 5 Rabbit Cerveceria, Inc. is the sole member of the Company.

Due to Member

Due to member represents money due to 5 Rabbit Cerveceria, Inc. from legal fees, leasehold improvements, and a security deposit paid for on behalf of the Company. 5 Rabbit Cerveceria, Inc. is the sole member of the Company.

Rent

The Company currently occupies retail space under a non-cancellable operating lease. The lease expires in 2028 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019- $187,700
2020- $191,450
2021- $194,025
2022- $196,651
2023- $199,330
2024- $230,063
2025- $234,446
2026- $238,933
2027- $243,256
2028- $248,228

The Company is obligated to pay a proportionate share of operating expenses attributable to the property such as maintenance, property taxes and management fees. The Company shall also pay 7% of gross sales that exceed the minimum sales amount for each lease year. The minimum sales amount for year one amounts to $2,681,428 and will increase by 1%-2% per year.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2018, the company issued a note payable in exchange for $300,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 12% per annum. During 2018, the Company capitalized approximately $22,500 in interest related to the Note. This Note was issued in conjunction with the lease agreement noted above in the "Rent" note.

The principle of the Note shall be amortized with interest of the first five years of the lease. Payment of the Note shall be made through an increase in the base rent as detailed in the above "Rent" note.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability corporation. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 11, 2019, the date that the financial statements were available to be issued.